April 18,  2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

We have read the statements of Animal Cloning Sciences, Inc. pertaining to our firm included under Item 4 of Form 8-K dated April 10, 2006 (filed on April 13,
 2006) and agree with such statements as they pertain to our firm, except as mentioned below. We have no basis to agree or disagree with other statements of the registrant contained therein.

Our report dated July 5, 2005 on the financial statements of Animal Cloning Sciences, Inc. as of and for the year ended December 31, 2004 contained an emphasis paragraph regarding the ability of the Company to continue as a going concern. The financial statements as of and for the year ended December 31, 2003 were audited by other auditors.

Sincerely,

/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.